P.E. 05/23/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



13002853

June 25, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6/25/13

Roderick A. Palmore
General Mills, Inc.
rick.palmore@genmills.com

Re: General Mills, Inc.
Incoming letter dated May 23, 2013

Dear Mr. Palmore:

This is in response to your letter dated May 23, 2013 concerning the shareholder proposal submitted to General Mills by Qube Investment Management Inc. We also have received a letter from the proponent dated May 25, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

June 25, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Mills, Inc.
Incoming letter dated May 23, 2013

The proposal relates to compensation.

There appears to be some basis for your view that General Mills may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received General Mills' request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if General Mills omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which General Mills relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



May 25, 2013

Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.D. 20549
VIA E-MAIL: shareholderproposals@sec.gov

Re: Independent Shareholder Proposal Submitted to General Mills, Inc. by Qube Investment Management Inc.

To Whom It May Concern:

We submit this letter in response to the submission by General Mills, Inc. (the "Company") on May 23, 2013 opposing the shareholder proposal made by Qube Investment Management (the "Proponent," "we," "us," and "our") in April of 2013. While we wish for our proposal to be included in the corporate proxy materials of the 2013 Annual Meeting of Shareholders, General Mills has requested the opportunity to be denied.

After a brief discussion on May 17, 2013 with the Company regarding our proposal, we made the decision to proceed with the Proposal as it was previously. The Company gave five bases for excluding our proposal from its proxy materials in its letter to the SEC. The following is our response to the arguments:

I. *General Mills Allegation* - The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a statement of intent to hold the requisite shares through the date of the Company's 2013 Annual Meeting.

   Qube Responds – We have had a number of communications with General Mills expressing and indicating our pride in being long-term shareowners. For example, we communicated this while engaging with shareholder relations in March 2013 (leading up to this proposal), but failed to receive a response. The proposal under review today made the explicit statement that we have been proud to hold General Mills in our portfolio for a number of years and were submitting the proposal for discussion at the upcoming meeting. We believe this communicates our intention to

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

remain a proxy holder, as required in the process, so that we can attend the upcoming meeting and present the proposal in its proper capacity.

II. *General Mills Alleges* - The Proposal may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of Delaware, the jurisdiction of the Company's organization.

Qube Responds – We believe that the cited legislation from Delaware is intended to ensure exactly what is being done here; protect shareholder control. We agree that directors, in their capacity as representatives of the shareholder, must be in control of the company. Directors, through the bylaws of the Company, also have numerous requirements, restrictions, duties and responsibilities imposed upon them by the shareowners. Direction is required to ensure that adequate stewardship of the corporation is made on behalf of shareholders. Our proposal remains within this context.

III. *General Mills Alleges* - The Proposal may be excluded under Rule 14a-8(i)(2) because implementation would cause the company to violate Delaware law.

Qube Responds – Again, we believe Directors, through the bylaws of the Company, have numerous requirements, restrictions, duties and responsibilities as imposed by the shareowners. Our proposal remains within the context of many other directions given to Directors by shareowners that guide in this stewardship capacity and does not materially impact the control position Directors have.

IV. *General Mills Alleges*- The Proposal may be excluded under Rule 14a-8(i)(3) because it is so inherently vague and indefinite as to be misleading.

Qube Responds – We believe that our proposal was clear and practical for two reasons. First, we are only asking for the total compensation cap to apply to employment positions that the board is responsible for. This is simple and clear. We also believe that it has to be worded in this manner to ensure that a job title is not altered in the future with the intention of working around this policy.

Second, we used the term "Total Compensation" (with expanded explanation), as this has become a common concept used in the human resources field. For example, Tracy Kofski (Vice President, Compensation and Benefits, General Mills) was recently interviewed on this exact concept (WorldatWorkTV Mar 27, 2012) and demonstrated not just great understanding, but involvement of its use at General Mills with many of the employees. It also protects shareholders in that it ensures alternative forms of compensation are not used in an effort to circumvent this policy.

V. *General Mills Alleges* - The Proposal contains false and misleading statements.

Qube Responds - Total compensation is reported on the corporate proxy and easily found by a google search on executive compensation at General Mills. We have reviewed the numbers reported and stand firm that they report accurate and publically available data (page 32 of the General Mills 2012 Proxy). It is worth noting that this data only captures cash compensation and stock/option based awards; it does not include healthcare or pension funding. Further, we are looking in this proposal at the CEO position not the person occupying it.

CONCLUSION

For the reasons stated above, we ask that the SEC allow our proposal to be included in the Company's upcoming proxy materials. We believe that shareholder proposals offer a rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation is secure.

If you have any questions or need any additional information, please contact myself at 780-463-2688 or ian@qubeconsulting.ca.

Best regards,



Ian Quigley, MBA
Portfolio Manager, Qube Investment Management Inc.



Roderick A. Palmore
Executive Vice President, General Counsel &
Chief Compliance and Risk Management Officer

GENERAL MILLS

May 23, 2013

VIA E-MAIL (shareholderproposals@sec.gov)
Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to General Mills, Inc. by Qube Investment Management Inc.

Ladies and Gentlemen:

We submit this letter and the enclosed materials on behalf of General Mills, Inc. (the "Company," "we," "us" and "our") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from Qube Investment Management Inc. (the "Proponent") for inclusion in the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

The Company believes the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to: (i) Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a statement of intent to hold the requisite shares through the date of the Company's 2013 Annual Meeting, (ii) Rule 14a-8(i)(1) because the Proposal is improper under Delaware law, (iii) Rule 14a-8(i)(2) because the Proposal, if enacted, would cause the Company to violate Delaware law, (iv) Rule 14a-8(i)(3) because the Proposal is so inherently vague and indefinite as to be misleading, and (v) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements.

We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons discussed below.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2013 Proxy Materials.

The Company currently intends to file its definitive 2013 Proxy Materials with the Commission on or about August 12, 2013.

THE PROPOSAL

The Proposal reads as follows:

PROPOSAL — Total Executive Compensation Limt [sic] at 100 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the average individual total compensation of senior management, executives and all other employees the board is charged with determining compensation for, to ONE HUNDRED TIMES the average individual total compensation paid to the remaining non-contract employees of the company. The determination of total compensation should include base pay and salary, performance rewards including restricted, exercised and nonexercised [sic] stock options, healthcare and pension costs and all other discretionary and non-discretionay [sic] awards and bonuses for that year.

The letter submitting the Proposal is attached as Exhibit C.

BASES FOR EXCLUSION

The Company believes the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to: (i) Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a statement of intent to hold the requisite shares through the date of the Company's 2013 Annual Meeting, (ii) Rule 14a-8(i)(1) because the Proposal is improper under Delaware law, (iii) Rule 14a-8(i)(2) because the Proposal, if enacted, would cause the Company to violate Delaware law, (iv) Rule 14a-8(i)(3) because the Proposal is so inherently vague and indefinite as to be misleading, and (v) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements.

I. The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide a statement of intent to hold the requisite shares through the date of the Company's 2013 Annual Meeting.

Background

The Proponent initially submitted the Proposal to the Company in an e-mail dated April 10, 2013 (the "Initial Submission"). The Initial Submission contained several procedural deficiencies: (i) it submitted two proposals; (ii) it did not provide verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares; and (iii) it did not include a statement of the Proponent's intention to hold the requisite number of Company shares through the date of the 2013 Annual Meeting. The Initial Submission is attached to this letter as Exhibit A.

On April 16, 2013, within 14 days of receiving the Proposal, the Company sent the Proponent a letter via facsimile and overnight delivery, notifying it of the Initial Submission's procedural deficiencies, as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached to this letter as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- that the Proponent may submit no more than one proposal for the Company's Annual Meeting under Rule 14a-8(c);

- that the Proponent must submit verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares under Rule 14a-8(b);

- that the Proponent must submit a written statement of its intent to hold the requisite number of Company shares through the date of the Company's Annual Meeting under Rule 14a-8(b); and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletins No. 14F (October 18, 2011) and No. 14G (October 16, 2012). The Company's records confirm delivery of the Deficiency Notice by facsimile to Ian Quigley at 780-450-6582 on April 16, 2013, and by overnight delivery to Ian Quigley at Qube Investment Management Inc., 200 Kendall Building 9414-91 Street NW, Edmonton, AB T6C 3P4 on April 17, 2013.

The Company received the Proponent's response to the Deficiency Notice on April 25, 2013, which along with subsequent correspondence, is attached to this letter as Exhibit C. The Proponent's response did not include a statement confirming the Proponent's intent to hold the requisite number of Company shares through the date of the Company's 2013 Annual Meeting. As of the date of this letter, the Proponent has not provided such a statement.

Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must... continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") specifies that a shareholder is responsible for providing the Company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareholder meeting. SLB No. 14 states:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff has consistently concurred in the exclusion of shareholder proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareholder meeting at which the proposal will be voted on by shareholders. For example, in *General Electric Co.* (avail. Jan. 30, 2012), the Staff concurred that the company could exclude a shareholder proposal where the proponents failed to provide a written statement of intent to hold their securities in response to the company's deficiency notice. *See also International Business Machines Corp.* (avail. Dec. 28, 2010), *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Xcel Energy Inc.* (avail. Jan.21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); and *McDonnell Douglas Corp.* (avail. Feb. 4,

1997) (in each case the Staff concurred in the exclusion of a shareholder proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareholders).

As with the proposals cited above, the Proponent has failed to provide the Company with a written statement of its intent to hold the requisite number of Company shares through the date of the 2013 Annual Meeting as required by Rule 14a-8(b), despite the Company's timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal may be excluded under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of Delaware, the jurisdiction of the Company's organization.

Rule 14a-8(i)(1) provides that shareholder proposals which are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable. For the reasons set forth below and more fully articulated in the legal opinion from Richards, Layton & Finger, P.A attached to this letter as Exhibit D (the "Delaware Law Opinion"), the Company believes the Proposal is not a proper subject for action by shareholders under Delaware law.

The Proposal would require action that, under state law, falls within the discretion of the Company's Board of Directors.

As more fully described in the Delaware Law Opinion, Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that the "business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Significantly, if there is to be any variation from this mandate, it can only be as "otherwise provided in this chapter [of the DGCL] or in [the Company's] certificate of incorporation." The Company's certificate of incorporation does not grant shareholders the authority to manage the Company with respect to any specific matter, including establishing a ratio limiting executive compensation, or any general class of matters. In fact, the Company's certificate of incorporation provides: "The business of this Corporation shall be managed by its Board of Directors." Thus, under the DGCL and the Company's certificate of incorporation, the Board holds the full and exclusive authority to manage the business and affairs of the Company.

Additionally, Section 122(5) of the DGCL authorizes corporations to "appoint such officers...as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." As noted above and more fully described in the Delaware Law Opinion, these powers are generally within the sole authority of a corporation's board. As the Company's certificate of incorporation contains no contrary provision, the Board has the sole discretion to determine the appropriate compensation for the Company's officers and employees in the exercise of its authority to manage the business and affairs of the Company.

The Proposal is impermissibly cast as a directive to the Board of Directors.

A note to Rule 14a-8(i)(1) provides that: "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

The Proposal is not drafted as a request of, or as a recommendation to, the Board of Directors. Instead, the Proposal mandates action by the Board on compensation matters which are within their purview, as confirmed in the Delaware Law Opinion. In order to implement the Proposal, the Company's Board of Directors, or one of its committees, would be forced to approve compensation terms set in accordance with the Proposal, regardless of whether or not such action is consistent with the directors' fiduciary duties, and whether or not such action is appropriate or in the best interests of the Company and its shareholders.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. For example, in *Bank of America* (avail. February 16, 2011), the Staff concurred that the company could exclude a shareholder proposal that was drafted as a non-precatory directive to the Delaware-incorporated company's board of directors. *See also MGM MIRAGE* (avail. February 6, 2008); *Cisco Systems, Inc.* (avail. July 29, 2005); *Constellation Energy Group, Inc.* (avail. March 2, 2004); *Philips Petroleum Company* (avail. March 13, 2002); *Ford Motor Co.* (avail. March 19, 2001); *American National Bankshares, Inc.* (avail. February 26, 2001); and *AMERCO* (avail. July 21, 2000) (in each case the Staff concurred in the exclusion of a non-precatory shareholder proposal as an improper subject for shareholder action under applicable jurisdictional law).

The Proposal mandates a limit on executive compensation in contravention of the Board of Directors' discretionary authority under Delaware law. Accordingly, the Company believes the Proposal is not proper for shareholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

III. The Proposal may be excluded under Rule 14a-8(i)(2) because implementation would cause the Company to violate Delaware law.

Under Rule 14a-8(i)(2), a shareholder proposal may be omitted from the proxy statement if its implementation would cause the Company to violate applicable law.

As discussed above and as more fully described in the Delaware Law Opinion, the Board of Directors holds full and exclusive authority to manage the Company under the DGCL. Because the Proposal impermissibly limits this authority by restricting the Board's ability to determine the level of compensation for certain of the Company's officers and employees, the Proposal would violate Sections 141(a) and 122 of the DGCL. The Proposal, if implemented, would also impermissibly infringe on the Board's powers concerning the grant, issuance, sale or other disposition of the Company's stock and stock options under Sections 152, 153 and 157 of the DGCL, because it would restrict the Board's ability to offer stock options, restricted stock and other stock awards on such terms and conditions as the Board may determine appropriate as a component of employee compensation.

The Staff has consistently permitted the exclusion of shareholder proposals that, if implemented, would violate state corporate law. For example, in *Mattel, Inc.* (avail. March 25, 2002), the Staff concurred that the company could exclude a shareholder proposal that would, if implemented, violate provisions of the DGCL. *See also General Dynamics Corp.* (avail. March 5, 2001).

IV. The Proposal may be excluded under Rule 14a-8(i)(3) because it is so inherently vague and indefinite as to be misleading.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. Proxy rule 14a-9 prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB No. 14B").

The Proposal's key terms are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Proposal fails to clearly define several key terms. As a result, the Company and shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- The population of employees whose compensation is to be limited is unclear. The Proposal refers to "....senior management, executives and all other employees the board is charged with determining compensation...." It is uncertain whether the Proposal is limited to employees whose compensation is set by the board, or whether other members of senior management, whose compensation is not set by the board, are to be included. Assuming the latter, which employees are included in the definition of "senior management?"

- The Proposal relies on an indefinite population of "non-contract employees" excluding senior management. For example, would this population include international employees (more than half of the Company's employees reside outside of the United States), permanent part-time employees or non-salaried employees? The ratio would vary dramatically depending on composition of the "non-contract employee" population.

- The Proposal speaks of total compensation "for that year," but uses vague and inconsistent concepts of compensation recognition:

  - The Proposal does not specify whether "performance awards" should include awards earned during the year, awards issued during the year (the Company's stock awards are issued in the fiscal year after they are earned), or as suggested by the Proposal's inclusion of both exercised and nonexercised stock options, awards realized and/or realizable during the year.

  - The Proposal does not specify how the awards should be valued. Especially for options, there are numerous bases for valuation, including Black-Scholes, the spread between market price and exercise price, or some other formulation.

  The elements of compensation described in the Proposal are inconsistent, and they do not fit within a single concept of total compensation that the Company and shareholders could decipher from the Proposal.

- The Proposal includes exercised stock options in total compensation, but provides no direction as to how the Board would control or anticipate exercises in order to maintain the pay limit. Without additional guidance on this point, the Proposal could not be implemented.

- The Proposal does not specify what "healthcare and pension costs" are to be included, and how they are to be valued. For example, pension costs and healthcare costs could reference the value of the total benefits provided to individuals, or only the net value of the benefits (total value provided less any amounts paid by employees). There are a number of key assumptions required in valuing healthcare and pension costs, including assumptions related to interest rates, retirement ages, future salary growth, turnover, health care elections and general health status. The Proposal gives no guidance as to how these assumptions should be established in order to provide meaningful and consistent comparisons among employees from year to year.

- There is an indefinite pool of "all other discretionary and non-discretionary awards and bonuses" which must be identified and valued under the Proposal.

In *Fuqua Industries, Inc.* (avail. March 12, 1991), the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." For the reasons stated above, namely the vagueness inherent in the Proposal's key terms, and the inconsistency of the elements of compensation listed, neither shareholders nor the Company would be able to determine with any reasonable certainty what actions the Proposal requires, and consequently, the Company would be unable to implement the Proposal in a manner consistent with the expectations of its shareholders.

The Staff has historically permitted the exclusion of executive compensation proposals with comparable vagueness and inconsistency in key terms.

The Staff has allowed exclusion of a similar series of proposals limiting executive compensation, because they were vague in their key terms, internally inconsistent, or lacking in provisions necessary for implementation.

In *General Electric Company* (avail. February 5, 2003), a proposal urging the board to "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define the critical terms "compensation" and "average wage" or otherwise provide guidance on how the proposal should be implemented.

In *General Electric Company* (avail. January 23, 2003), a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal.

In *Eastman Kodak Company* (avail. March 3, 2003), a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued.

In *International Business Machines Corp.* (avail. February 2, 2005), the Staff concurred that a proposal seeking to reduce the pay of certain company officers and directors "to the level prevailing in 1993" was vague and indefinite.

In *Verizon Communications Inc.* (avail. February 21, 2008), a proposal requesting that the board adopt a new executive compensation policy, which would incorporate criteria specified in the proposal, failed to define critical terms and was internally inconsistent.

Other recent examples of executive compensation proposals excludable for vagueness include: *PepsiCo, Inc.* (avail. January 10, 2013) (proposal asking the board to adopt a policy that "in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive" failed to define key terms, including "change of control"); *Boeing Co. (Recon.)* (avail. March 2, 2011) (proposal for the company to request that senior executives "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights"); and *General Motors Corp.* (avail. March 26, 2009) (proposal to "eliminate all incentives for the CEOS and the Board of Directors" did not define "incentives").

The Proposal may be distinguished from the one in *Walgreen Co.* (avail. October 4, 2012), where the Staff did not concur that a proposal regarding accelerated vesting of certain awards could be excluded under Rule 14a-8(i)(3). The proposal in *Walgreen Co.* provided more explicit guidance on how to define key terms such as "change of control," and it expressly permitted the company's compensation committee to determine vesting details unaddressed in the proposal.

Revision is permitted only in limited circumstances.

Revisions to a proposal for the purpose of eliminating misleading statements are appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See SLB No. 14B.* As the Staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also SLB No. 14.* Given the vagueness and lack of certainty of the key terms discussed above, the Proposal would have to be extensively edited or re-written in order to bring it into compliance with the Commission's proxy rules. As a result, the entire Proposal warrants exclusion under Rule 14a-8(i)(3).

V. The Proposal contains false and misleading statements.

In SLB No. 14B, the Staff has indicated that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the company demonstrates objectively that a factual statement is materially false or misleading."

Even if the Staff does not concur that the Proposal may be excluded in its entirety, the following portion of the supporting statement is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

According to proxy statements from General Mills during 2008 and 2012, compensation increased for the CEO position at a rate of 16%/annum. 2008 total compensation was reported at $6,722,882, increasing to $12,191,017 in 2012. These increases were authorized during a time period when earnings increased in the range of 6%/annum and sales in the range of 3%/annum.

In our proxy statements, our Chairman and CEO Ken Powell's total compensation during this period has been disclosed as follows:

Fiscal Year	Total Compensation	% Increase or Decrease Year to Year
2012	$12,191,017	-1%
2011	$12,269,015	0%
2010	$12,300,414	16%
2009	$10,580,189	57%
2008	$6,722,882	

The supporting statement is false and misleading, because:

- It fails to qualify that Mr. Powell transitioned into his Chairman and CEO role during fiscal 2008, and that his lower compensation in that year reflects service in a prior role. The subsequent increase in fiscal 2009 reflects efforts to align his compensation with that of other peer company CEOs, as adjusted for performance.

- In fiscal 2010 through fiscal 2012, our CEO's compensation remained stable or declined, rather than increasing at a rate of 16%/annum.

The Staff has consistently allowed the exclusion of shareholder proposals that are premised on materially false or misleading statements. See *General Electric Company* (January 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Duke Energy Corp.* (February 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the company had no nominating committee); *General Magic, Inc.* (May 1, 2000) (proposal was materially false and misleading because it requested that the company "make no more false statements" to its shareholders, creating the false impression that the company tolerated dishonest behavior by its employees); and *Conrail Inc.* (February 22, 1996) (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan).

If the Staff does not concur that the Proposal may be excluded, we ask that the above statement be excluded as false and misleading under Rule 14a-8(i)(3).

CONCLUSION

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposal from our 2013 Proxy Materials, or in the alternative, that we may omit the portion of the supporting statement referenced above.

If you have questions or need any additional information, please feel free to contact Trevor Gunderson, Vice President, Deputy General Counsel and Assistant Secretary, at 763-764-5324 or trevor.gunderson@genmills.com.

Sincerely,



Roderick A. Palmore
Executive Vice President, General Counsel and Secretary

cc: Ian Quigley, Qube Investment Management Inc.

EXHIBIT A


QUBE

10 April 2013

Kristen Wenker, Vice President
General Mills Investor Relations
1 General Mills Blvd.
Minneapolis, MN 55426

RE: Independent Shareholder Proposal

Dear Ms. Wenker:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 85 high net worth investors, using a blend of classic value investing and corporate social responsibly (CSR). Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold General Mills shares in our portfolio for the past couple of years and have attached details on our current position and prior transactions with GIS common shares. Currently we hold 7123 shares on behalf of our investors.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposals for the upcoming Annual Shareholder's Meeting:

PROPOSAL NO. 1 — Independent Board Chairman

RESOLVED: That stockholders of General Mills, ("GIS" or "the Company") require the board of directors to adopt a policy that the board's chairman position will be only offered to independent directors (by the standards of the New York Stock Exchange). Further, that nominations for this position will not be considered from those whom previously served in an executive position of the company. This policy should be implemented so as not to violate any current contractual obligation. It should further specify how to select a new independent chairman, if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this new policy should provide the option of being phased in and implemented when the next CEO is chosen.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO). Currently Mr. Ken Powell is currently both the CEO and Chair of the Board at General Mills; a situation that we believe does not adequately protect shareholder interests.

When a CEO serves as board chair, this arrangement can hinder the board's ability to

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

effectively monitor the CEO's performance. An independent Chairman is the prevailing practice in the United Kingdom and many other international markets. We believe that an independent Chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and ensure its objective functioning. We also believe that having an independent Chairman will improve accountability to shareowners.

A number of respected institutions have previously recommended such separation. CalPERS' Corporate Core Principles and Guidelines state that the independence of a majority of the Board is not enough and the leadership of the board must embrace independence. In 2009, the Milstein Center at Yale School of Management issued a report, endorsed by a number of investors and board members, that recommended splitting the two positions as the default provision for U.S. companies. A commission of The Conference Board stated in 2003 that each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO, with those two roles being performed by separate individuals. Further, the Chairman should be one of the independent directors.

PROPOSAL NO. 2 — Total Executive Compensation Limt at 100 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the average individual total compensation of senior management, executives and all other employees the board is charged with determining compensation for, to ONE HUNDRED TIMES the average individual total compensation paid to the remaining non-contract employees of the company. The determination of total compensation should include base pay and salary, performance rewards including restricted, exercised and nonexercised stock options, healthcare and pension costs and all other discretionary and non-discretionay awards and bonuses for that year.

SUPPORTING STATEMENT

As a global leader in the food business, General Mills should take the lead in addressing continued public criticism that executive employees have been offered excessive compensation in recent years. According to proxy statements from General Mills during 2008 and 2012, compensation increased for the CEO position at a rate of 16%/annum. 2008 total compensation was reported at $6,722,882, increasing to $12,191,017 in 2012. These increases were authorized during a time period when earnings increased in the range of 6%/annum and sales in the range of 3%/annum.

It is reasonable to expect a rational link between the compensation programs of all 34,000 employees at General Mills worldwide. It is simply unbelievable that one employee's contribution could be considered greater than 100 times the contribution of the other team members.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate these proposals in person, if required. Please advise should you require anything else on these proposals. Thank-you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,



Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

Client Name	Symbol	Description	# of Units
1081887 ALBERTA LTD	GIS	GENERAL MILLS INC	100
777287 ALBERTA LTD	GIS	GENERAL MILLS INC	145
\GE STAFFING NETWORK LTD.	GIS	GENERAL MILLS INC	94
MR. TIM ALENIUS	GIS	GENERAL MILLS INC	90
MRS DAWN AQUIN	GIS	GENERAL MILLS INC	65
MISS CHARLENE BACCHUS	GIS	GENERAL MILLS INC	60
RICHARD CHANT OR	GIS	GENERAL MILLS INC	341
MR CURTIS CLARKE	GIS	GENERAL MILLS INC	71
MRS JUDITH COSCO	GIS	GENERAL MILLS INC	273
MRS JOAN CURRIE	GIS	GENERAL MILLS INC	180
MRS CAROL DAVISON	GIS	GENERAL MILLS INC	112
MR NOEL DOWLER	GIS	GENERAL MILLS INC	76
MRS PATRICIA FENRICH	GIS	GENERAL MILLS INC	84
MR PAUL GODBOUT	GIS	GENERAL MILLS INC	70
MRS LORRAINE HANSEN	GIS	GENERAL MILLS INC	272
:RISON COOPER FOUNDATION	GIS	GENERAL MILLS INC	367
MR ROBERT HAYWARD	GIS	GENERAL MILLS INC	63
MRS BARBARA HERNANDEZ	GIS	GENERAL MILLS INC	54
MR TERRY HORNE	GIS	GENERAL MILLS INC	206
I ALBERTA LTD IPP FOR ALLAN	GIS	GENERAL MILLS INC	86
OR CONNECTED PERSONS OF	GIS	GENERAL MILLS INC	330
ETT PROFESSIONAL CORP IPP	GIS	GENERAL MILLS INC	297
GENT HOLDINGS IPP FOR KEN	GIS	GENERAL MILLS INC	388
OR CONNECTED PERSONS OF	GIS	GENERAL MILLS INC	155
TWORKS GROUP INC IPP FOR	GIS	GENERAL MILLS INC	627
OR CONNECTED PERSONS OF	GIS	GENERAL MILLS INC	175
JIS TREMBLAY HOLDINGS LTD.	GIS	GENERAL MILLS INC	446
:K CONTRACTING LTD IPP FOR	GIS	GENERAL MILLS INC	220
REWA HOLDINGS LTD IPP FOR	GIS	GENERAL MILLS INC	158
JIREH CAPITAL LTD.	GIS	GENERAL MILLS INC	247
MR GARRY KEIBEL	GIS	GENERAL MILLS INC	136
MR MICHAEL LIESKE	GIS	GENERAL MILLS INC	61
LYNN DI INC	GIS	GENERAL MILLS INC	141
MR. MICHAEL MORRISSEY	GIS	GENERAL MILLS INC	125
MRS. DOREEN MUTH OR	GIS	GENERAL MILLS INC	66
MRS MINA PROCYSHYN	GIS	GENERAL MILLS INC	76
MRS JUNE ROUSELL	GIS	GENERAL MILLS INC	60
MR. EDWARD SCHULTZ	GIS	GENERAL MILLS INC	247
MR RICHARD STAWNICKY	GIS	GENERAL MILLS INC	95
MR. GLEN VISSER	GIS	GENERAL MILLS INC	115
ALEX WASYLYSHYN	GIS	GENERAL MILLS INC	149
			7123

Account Id	Activity Type	Client Name	Description	Quantity	Settlement Date	Symbol, CUSIP or code
	BUY	MR. TIM ALENIUS	GENERAL MILLS INC	90	9/14/2012	GIS
	BUY	MRS JOAN CURRIE	GENERAL MILLS INC	180	12/21/2012	GIS
	SELL	THE IPP FOR MARK ANDREWS OF	GENERAL MILLS INC	-85	1/30/2013	GIS
	BUY	IPP FOR CONNECTED PERSONS OF	GENERAL MILLS INC	175	8/15/2012	GIS
	BUY	KCK CONTRACTING LTD IPP FOR	GENERAL MILLS INC	220	12/21/2012	GIS
	BUY	MR. MICHAEL MORRISSEY	GENERAL MILLS INC	125	10/2/2012	GIS
	BUY	MR RICHARD STAWNICKY	GENERAL MILLS INC	95	12/11/2012	GIS
	BUY	MRS LORRAINE HANSEN	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	272	9/9/2011	GIS
	BUY	MR. EDWARD SCHULTZ	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	247	7/8/2011	GIS
	BUY	MRS JUNE ROUSELL	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	60	7/14/2011	GIS
	BUY	MRS. DOREEN MUTH OR	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	66	9/7/2011	GIS
	BUY	MRS DAWN AQUIN	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	65	4/24/2012	GIS
	BUY	MR MICHAEL LIESKE	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	61	6/22/2011	GIS
	BUY	MR GARRY KEIBEL	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	136	11/22/2011	GIS
	BUY	MR ROBERT HAYWARD	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	63	8/18/2011	GIS
	BUY	MR. GLEN VISSER	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	115	9/15/2011	GIS
	BUY	MR PAUL GODBOUT	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	70	8/15/2011	GIS
	BUY	MRS CAROL DAVISON	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	112	8/17/2011	GIS
	BUY	JIREH CAPITAL LTD.	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	247	8/11/2011	GIS
	BUY	MRS JUDITH COSCO	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	273	10/4/2011	GIS
	BUY	MR NOEL DOWLER	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	76	8/26/2011	GIS
	BUY	MR CURTIS CLARKE	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	71	8/16/2011	GIS
	BUY	1081887 ALBERTA LTD	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	100	6/17/2011	GIS
	BUY	MRS BARBARA HERNANDEZ	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	54	9/16/2011	GIS
	BUY	RICHARD CHANT OR	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	341	8/19/2011	GIS
	BUY	LYNN DI INC	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	141	7/1/2011	GIS
	BUY	ADVANTAGE STAFFING NETWORK LTD.	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	94	7/15/2011	GIS
	BUY	MISS CHARLENE BACCHUS	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	60	1/26/2012	GIS
	BUY	HARRISON COOPER FOUNDATION	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	367	1/24/2012	GIS
	BUY	777287 ALBERTA LTD	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	145	4/9/2012	GIS
	BUY	IPP FOR CONNECTED PERSONS OF	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	155	4/11/2012	GIS
	BUY	TERRY A HORNE PROFESSIONAL	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	206	7/14/2011	GIS
	BUY	LOUIS TREMBLAY HOLDINGS LTD.	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	446	9/15/2011	GIS
	BUY	752980 ALBERTA LTD IPP FOR ALLAN	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	86	10/20/2011	GIS
	BUY	MRS CHRISTINE MACK	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	330	10/20/2011	GIS
	BUY	SOFTWORKS GROUP INC IPP FOR	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	307	9/27/2011	GIS
	BUY	SOFTWORKS GROUP INC IPP FOR	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	320	7/26/2011	GIS
	BUY	MAREWA HOLDINGS LTD IPP FOR	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	158	8/12/2011	GIS
	BUY	A.W.PROCYSHYN PROFESSIONAL CORP	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	76	7/6/2011	GIS
	BUY	THE IPP FOR MARK ANDREWS OF	GENERAL MILLS INC - ACTIVITY REASSIGNED FROM ACCOUNT	85	3/12/2012	GIS

Barbara Grossman

From:	Trevor Gunderson
Sent:	Thursday, April 11, 2013 4:50 PM
To:	Barbara Grossman
Subject:	FW: Qube Investment Management - Independent Shareholder Proposal
Attachments:	Qube GIS Portfolio Holdings 2013.xls; Qube GIS Portfolio Activity 2013.xls; GENERAL MILLS SOP Qube Apr 2013.pdf

---

From: Kris Wenker
Sent: Wednesday, April 10, 2013 7:40 PM
To: Trevor Gunderson; Cam Hoang
Subject: Fwd: Qube Investment Management - Independent Shareholder Proposal

Sent from my iPad

Begin forwarded message:

> **From:** "Ian Quigley" <ian@qubeconsulting.ca>
> **To:** "Kris Wenker" <kris.wenker@genmills.com>
> **Cc:** "Karen Arntson" <Karen.Arntson@genmills.com>
> **Subject: Qube Investment Management - Independent Shareholder Proposal**
>
> Hello Ms. Wenker:
>
> Please find attached our shareholder proposal.
>
> Thank-you for allowing shareholders to make such proposals and we look forward to the upcoming annual meeting.
>
> Best regards,
>
> Ian Quigley, MBA
> Qube Investment Management Inc.
> Qube Benefit Consulting Inc.
>
> #200 Kendall Bldg.
> 9414 - 91 Street
> Edmonton, AB T6C 3P4
> Phone: (780) 463-2688
> www.qubeconsulting.ca<http://www.qubeconsulting.ca>
> www.qubeflex.ca<http://www.qubeflex.ca>
>
> CONFIDENTIALITY CAUTION

This message is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any disclosure, distribution or copying of this message and any attachments is strictly prohibited. If you have received the message and any attachments in error, please notify the sender immediately, and delete this message and any attachments from your computer system, and refrain from saving or copying this communication or forwarding it to any other recipient, in any form whatsoever.

EXHIBIT B



GENERAL MILLS

Trevor V. Gunderson
Vice President, Deputy General Counsel
Law Department
Telephone: (763) 764-5324
Facsimile: (763) 764-5102

April 16, 2013

Ian Quigley
Qube Investment Management Inc.
200 Kendall Building
9414-91 Street NW
Edmonton, AB T6C 3P4
Fax: 780-450-6582
ian@qubeconsulting.ca

Dear Mr. Quigley,

We have received the proposals you submitted for General Mills' 2013 Annual Meeting of Stockholders on behalf of Qube Investment Management Inc. ("Qube"). We received these proposals on April 10, 2013.

Please be aware that under the Securities and Exchange Commission's Rule 14a-8(c), which governs stockholder proposals, each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Let us know within fourteen days of your receipt of this letter which proposal Qube wishes to withdraw.

Rule 14a-8(b) requires Qube to provide, within fourteen days of receipt of this letter, proof that it is eligible to submit a proposal. Qube must demonstrate continuous ownership of at least $2,000 in market value, or 1%, of General Mills stock, for at least one year as of April 10, 2013. Qube must also include a written statement that it intends to continue to hold the securities through the annual meeting date, which is September 24, 2013.

Assuming that Qube is not a registered stockholder through Wells Fargo Shareowner Services, ownership can be proven in one of two ways:

- The first way is to submit to the company a written statement from the "record" holder of Qube's securities (usually a broker or bank) verifying that, at the time it submitted its proposal, Qube continuously held the securities for at least one year as of April 10, 2013; or

- The second way to prove ownership applies only if Qube has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins. If Qube has filed one of these documents with the SEC, it may demonstrate its eligibility by submitting to the company a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; and Qube's written statement that it continuously held the required number of shares for the one-year period as of the date of the statement.

If Qube intends to demonstrate ownership using the first method listed above, please be aware that in accordance with the SEC's Staff Legal Bulletin Nos. 14F and 14G, the written statement must come from a DTC participant or its affiliate. The Depository Trust Company (DTC a/k/a Cede & Co.) is a registered clearing agency that acts as a securities depository. You can confirm whether Qube's broker or bank is a DTC participant by asking them, or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If Qube's bank or broker is not a DTC participant, you may need to satisfy the proof of ownership requirements by obtaining multiple statements, for example (1) one from Qube's bank or broker confirming its ownership and (2) another from the DTC participant confirming the bank or broker's ownership.

SEC rules require that Qube's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address above. Alternatively, you may email the response to trevor.gunderson@genmills.com or to my fax number at 763-764-5102.

Please contact me if you have any questions. For your reference, I am enclosing a copy of Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G.

Very truly yours,



Trevor V. Gunderson

TVG:bg

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Home | Previous Page

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Barbara Grossman

From: Barbara Grossman
Sent: Tuesday, April 16, 2013 3:39 PM
To: Barbara Grossman
Subject: *** HP Digital Sending: Fax Send Delivery Notification ***

The following job has been successfully delivered to the specified destination(s) and/or intermediate server.

----- Original Job Details -----
User: Barbara Grossman <Barbara.Grossman@genmills.com>
Date: 03:32 PM Apr 16 2013
To:
917804506582 Success

----- Delivery Transcript -----
No additional details available.

Digital scan document sent from General Mills

EXHIBIT C


QUBE

Original Document Date: April 10, 2013
Updated Document Date: 25 April 2013

Trevor V. Gunderson
Vice President, Deputy General Counsel
Law Department
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

RE: Independent Shareholder Proposal

Dear Mr. Gunderson:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 85 high net worth investors, using a blend of classic value investing and corporate social responsibly (CSR). Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold General Mills shares in our portfolio for the past couple of years and have attached details on our current position and prior transactions with GIS common shares. Currently we hold 7529.00 shares on behalf of our investors.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limt at 100 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the average individual total compensation of senior management, executives and all other employees the board is charged with determining compensation for, to ONE HUNDRED TIMES the average individual total compensation paid to the remaining non-contract employees of the company. The determination of total compensation should include base pay and salary, performance rewards including restricted, exercised and nonexercised stock options, healthcare and pension costs and all other discretionary and non-discretionay awards and bonuses for that year.

SUPPORTING STATEMENT

As a global leader in the food business, General Mills should take the lead in addressing continued public criticism that executive employees have been offered excessive compensation in recent years. According to proxy statements from General Mills during 2008 and 2012, compensation increased for the CEO position at a rate of 16%/annum. 2008 total compensation was reported at $6,722,882, increasing to $12,191,017 in 2012. These increases were authorized during a time period when earnings increased in the range of 6%/annum and sales in the range of 3%/annum.

It is reasonable to expect a rational link between the compensation programs of all 34,000 employees at General Mills worldwide. It is simply unbelievable that one employee's contribution could be considered greater than 100 times the contribution of the other team members.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.

We would be happy to attend the meeting to communicate these proposals in person, if required. Please advise should you require anything else on these proposals. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,



Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

To Whom It May Concern:

This is to verify that As of April 10, 2013, Qube Investment Management Inc. held, and has exercised proxies continuously for at least one year, for 7529.00 shares of General Mills.

Please advise if you require more information.

Regards,

Hediyeh Sarayani



Account Manater

Albert Choi



Manager, Service Delivery



Barbara Grossman

From:	Trevor Gunderson
Sent:	Thursday, May 02, 2013 12:33 PM
To:	Barbara Grossman
Cc:	Cam Hoang
Subject:	FW: Qube Investment Management - Independent Shareholder Proposal

Barbara,

Please add to our correspondence file.

From: Becky McClelland [mailto:becky@qubeconsulting.ca]
Sent: Tuesday, April 30, 2013 3:28 PM
To: Trevor Gunderson
Cc: Ian Quigley
Subject: Re: Qube Investment Management - Independent Shareholder Proposal

Dear Mr. Gunderson,

Thank you for your response. Since I only work part-time, my availability is quite narrow. My manager and I are available for a conference call on Friday, May 10 between 2-3 pm MST. Will that work for you?

Sincerely,

Becky McClelland
Qube Investment Management Inc.
Qube Benefit Consulting Inc.
Follow us on Twitter! @qubetips

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

On 2013-04-29, at 2:42 PM, Trevor Gunderson <Trevor.Gunderson@genmills.com> wrote:

Ms. McClelland,

The purpose of my email is to confirm that we received your revised proposal and ownership information. In view of the fact that you have chosen to go forward with the executive compensation-related proposal, we thought it may be helpful to schedule a call to discuss your proposal further and to share some additional information about our compensation programs. From our perspective, it would be helpful to understand whether there are specific concerns about our compensation programs that we could address with you.

Please let me know if you would be available for a call in the next week or two.

Regards,

Trevor Gunderson

Trevor V. Gunderson
Vice President, Deputy General Counsel
General Mills, Inc.
Number One General Mills Blvd.
Minneapolis, MN 55426
telephone - 763-764-5324
fax - 763-764-5102
trevor.gunderson@genmills.com

From: Becky McClelland [mailto:becky@qubeconsulting.ca]
Sent: Thursday, April 25, 2013 5:08 PM
To: Trevor Gunderson
Cc: Ian Quigley
Subject: Re: Qube Investment Management - Independent Shareholder Proposal

Hello Mr. Gunderson,

I am responding on behalf of Ian Quigley from Qube Investment Management Inc. regarding your response to our company received by fax on April 16, 2013. Thank you for informing us of the specific requirements for submitting a shareholder proposal to General Mills. You will find the required documents attached:

1) The updated proposal document - we chose to withdraw our first proposal and continue with the second proposal: Total Executive Compensation Limit at 100 Times Average Wages
2) Written statement from our broker/custodian confirming our shares

Thank you for your consideration.

Sincerely,

Becky McClelland
Qube Investment Management Inc.
Qube Benefit Consulting Inc.
Follow us on Twitter! @qubetips

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

On 2013-04-10, at 4:34 PM, Ian Quigley <ian@qubeconsulting.ca> wrote:

Hello Ms. Wenker:

Please find attached our shareholder proposal.

Thank-you for allowing shareholders to make such proposals and we look forward to the upcoming annual meeting.

Best regards,<Qube GIS Portfolio Holdings 2013.xls><Qube GIS Portfolio Activity 2013.xls><GENERAL MILLS SOP Qube Apr 2013.pdf>

Ian Quigley, MBA
Qube Investment Management Inc.
Qube Benefit Consulting Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

Trevor Gunderson

From: Trevor Gunderson
Sent: Friday, May 03, 2013 3:58 PM
To: Becky McClelland (becky@qubeconsulting.ca)
Subject: Call with General Mills

Ms. McClelland,

Thanks for getting back to me earlier this week with a possible time for a call with you regarding your shareholder proposal. Unfortunately, it doesn't look like next Friday will work for our team. Could you let me know if you have any times available the following week?

Thank you,

Trevor

Trevor V. Gunderson
Vice President, Deputy General Counsel
General Mills, Inc.
Number One General Mills Blvd.
Minneapolis, MN 55426
telephone - 763-764-5324
fax - 763-764-5102
trevor.gunderson@genmills.com

Trevor Gunderson

From:	Trevor Gunderson
Sent:	Monday, May 06, 2013 2:25 PM
To:	'Becky McClelland'
Subject:	RE: Call with General Mills

We would be available at 3:30 p.m. (Mountain time) on May 17 for a 30 minute call. Please let me know if that will work for you.

Thanks,

Trevor

From: Becky McClelland [mailto:becky@qubeconsulting.ca]
Sent: Friday, May 03, 2013 4:01 PM
To: Trevor Gunderson
Subject: Re: Call with General Mills

Hi Trevor,

I will only be available on Friday afternoons until June. Will Friday, May 17 work for you? If not, please let me know if there are other afternoons that you are available and I will make a special trip into the office.

Sincerely,

Becky McClelland
Qube Investment Management Inc.
Qube Benefit Consulting Inc.
Follow us on Twitter! @qubetips

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

On 2013-05-03, at 2:57 PM, Trevor Gunderson <Trevor.Gunderson@genmills.com> wrote:

Ms. McClelland,

Thanks for getting back to me earlier this week with a possible time for a call with you regarding your shareholder proposal. Unfortunately, it doesn't look like next Friday will work for our team. Could you let me know if you have any times available the following week?

Thank you,

Trevor Gunderson

From: Trevor Gunderson
Sent: Friday, May 10, 2013 3:24 PM
To: Becky McClelland (becky@qubeconsulting.ca)
Subject: FW: Call with General Mills

Becky,

We are holding time on our calendars for May 17. Please let us know whether you are available for a call.

Thanks,

Trevor

From: Trevor Gunderson
Sent: Monday, May 06, 2013 2:25 PM
To: 'Becky McClelland'
Subject: RE: Call with General Mills

We would be available at 3:30 p.m. (Mountain time) on May 17 for a 30 minute call. Please let me know if that will work for you.

Thanks,

Trevor

From: Becky McClelland [mailto:becky@qubeconsulting.ca]
Sent: Friday, May 03, 2013 4:01 PM
To: Trevor Gunderson
Subject: Re: Call with General Mills

Hi Trevor,

I will only be available on Friday afternoons until June. Will Friday, May 17 work for you? If not, please let me know if there are other afternoons that you are available and I will make a special trip into the office.

Sincerely,

Becky McClelland
Qube Investment Management Inc.
Qube Benefit Consulting Inc.
Follow us on Twitter! @qubetips

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

On 2013-05-03, at 2:57 PM, Trevor Gunderson <Trevor.Gunderson@genmills.com> wrote:

Ms. McClelland,

Thanks for getting back to me earlier this week with a possible time for a call with you regarding your shareholder proposal. Unfortunately, it doesn't look like next Friday will work for our team. Could you let me know if you have any times available the following week?

Thank you,

Trevor

Trevor V. Gunderson
Vice President, Deputy General Counsel
General Mills, Inc.
Number One General Mills Blvd.
Minneapolis, MN 55426
telephone - 763-764-5324
fax - 763-764-5102
trevor.gunderson@genmills.com

Cam Hoang

From: Trevor Gunderson
Sent: Friday, May 17, 2013 11:07 AM
To: Becky McClelland (becky@qubeconsulting.ca)
Cc: Tracy Kofski; Terri Peterson-Fugh; Cam Hoang
Subject: Call with General Mills

Becky,

Thanks you for agreeing to take some time to talk with us this afternoon. We are looking forward to the conversation.

I thought it would be helpful to send you a note in advance to let you know who will be on the call from General Mills. In addition to me, we are planning to have Tracy Kofski (VP, Compensation and Benefits), Terri Peterson (Compensation Director) and Cam Hoang, (Senior Counsel and Asst. Secretary). During the call, we would like to share with you some information about our compensation philosophy and programs and address any concerns or questions you may have. Of course, all of that discussion would be in the context of helping us to better understand your proposed resolution.

If you have any questions in advance of the call, please let me know.

Regards,

Trevor

Trevor V. Gunderson
Vice President, Deputy General Counsel
General Mills, Inc.
Number One General Mills Blvd.
Minneapolis, MN 55426
telephone - 763-764-5324
fax - 763-764-5102
trevor.gunderson@genmills.com

Cam Hoang

From: Becky McClelland <becky@qubeconsulting.ca>
Sent: Saturday, May 18, 2013 2:38 PM
To: Trevor Gunderson
Cc: Tracy Kofski; Terri Peterson-Fugh; Cam Hoang; Ian Quigley
Subject: Re: Call with General Mills

Hi Trevor,

We appreciate the time you and your colleagues took to chat with Ian and I yesterday as we shared our respective perspectives on executive compensation. I want to reiterate what Ian said yesterday - we are strong supporters of General Mills and have no plans to sell our shares in your company in the near future.

While we understand your perspective on shareholder proposals, we believe that having credible shareholder ideas on the proxy demonstrates the willingness of management to not just hear concerns from shareholders, but to respect shareholder rights enough to allow these opinions to have due processes. Therefor, we would like to continue the process of submitting our shareholder proposal to your company and understand that it will go through the required process with the SEC.

Thanks again for your time.

Sincerely,

Becky McClelland
Corporate Engagement Specialist
Qube Investment Management Inc.
Qube Benefit Consulting Inc.
Follow us on Twitter! @qubetips

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688
www.qubeconsulting.ca
www.qubeflex.ca

On 2013-05-17, at 10:07 AM, Trevor Gunderson <Trevor.Gunderson@genmills.com> wrote:

Becky,

Thanks you for agreeing to take some time to talk with us this afternoon. We are looking forward to the conversation.

I thought it would be helpful to send you a note in advance to let you know who will be on the call from General Mills. In addition to me, we are planning to have Tracy Kofski (VP, Compensation and Benefits), Terri Peterson

(Compensation Director) and Cam Hoang, (Senior Counsel and Asst. Secretary). During the call, we would like to share with you some information about our compensation philosophy and programs and address any concerns or questions you may have. Of course, all of that discussion would be in the context of helping us to better understand your proposed resolution.

If you have any questions in advance of the call, please let me know.

Regards,

Trevor

Trevor V. Gunderson
Vice President, Deputy General Counsel
General Mills, Inc.
Number One General Mills Blvd.
Minneapolis, MN 55426
telephone - 763-764-5324
fax - 763-764-5102
trevor.gunderson@genmills.com

Cam Hoang

From: Trevor Gunderson
Sent: Monday, May 20, 2013 1:47 PM
To: Becky McClelland
Cc: Tracy Kofski; Terri Peterson-Fugh; Cam Hoang; Ian Quigley
Subject: RE: Call with General Mills

Becky and Ian,

I want to thank you as well for taking the time to speak with us on Friday. I thought it was a good conversation and we appreciate your continued support of General Mills. As I said at the end of our call, we are always available to talk with you about any issues or concerns you may have in the future.

Best regards,

Trevor

From: Becky McClelland [mailto:becky@qubeconsulting.ca]
Sent: Saturday, May 18, 2013 2:38 PM
To: Trevor Gunderson
Cc: Tracy Kofski; Terri Peterson-Fugh; Cam Hoang; Ian Quigley
Subject: Re: Call with General Mills

Hi Trevor,

We appreciate the time you and your colleagues took to chat with Ian and I yesterday as we shared our respective perspectives on executive compensation. I want to reiterate what Ian said yesterday - we are strong supporters of General Mills and have no plans to sell our shares in your company in the near future.

While we understand your perspective on shareholder proposals, we believe that having credible shareholder ideas on the proxy demonstrates the willingness of management to not just hear concerns from shareholders, but to respect shareholder rights enough to allow these opinions to have due processes. Therefor, we would like to continue the process of submitting our shareholder proposal to your company and understand that it will go through the required process with the SEC.

Thanks again for your time.

Sincerely,

Becky McClelland
Corporate Engagement Specialist
Qube Investment Management Inc.
Qube Benefit Consulting Inc.
Follow us on Twitter! @qubetips

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

www.qubeconsulting.ca
www.qubeflex.ca

On 2013-05-17, at 10:07 AM, Trevor Gunderson <Trevor.Gunderson@genmills.com> wrote:

Becky,

Thanks you for agreeing to take some time to talk with us this afternoon. We are looking forward to the conversation.

I thought it would be helpful to send you a note in advance to let you know who will be on the call from General Mills. In addition to me, we are planning to have Tracy Kofski (VP, Compensation and Benefits), Terri Peterson (Compensation Director) and Cam Hoang, (Senior Counsel and Asst. Secretary). During the call, we would like to share with you some information about our compensation philosophy and programs and address any concerns or questions you may have. Of course, all of that discussion would be in the context of helping us to better understand your proposed resolution.

If you have any questions in advance of the call, please let me know.

Regards,

Trevor

Trevor V. Gunderson
Vice President, Deputy General Counsel
General Mills, Inc.
Number One General Mills Blvd.
Minneapolis, MN 55426
telephone - 763-764-5324
fax - 763-764-5102
trevor.gunderson@genmills.com

EXHIBIT D

RICHARDS
LAYTON &
FINGER
Attorneys at Law

May 23, 2013

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

Re: Stockholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

We have acted as special Delaware counsel to General Mills, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Qube Investment Management Inc. (the "Proponent") that the Proponent intends to present at the Company's 2013 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 19, 1994, the Certificate of Designation, Preferences and Rights of Series B Participating Cumulative Preference Stock of the Company, as filed with the Secretary of State on December 18, 1995, the Certificate of Elimination of Series A Participating Cumulative Preference Stock, as filed with the Secretary of State on July 5, 1996, the Certificate of Amendment of Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on September 24, 1997, the Certificate of Amendment of Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on October 31, 2001, and the Certificate of Change of Location of Registered Office and of Registered Agent, as filed with the Secretary of State on September 24, 2007 (collectively, the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended through December 8, 2008 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> **PROPOSAL — Total Executive Compensation Limt [sic] at 100 Times Average Wages**
>
> RESOLVED: That the Board of Directors and/or the Compensation Committee limit the average individual total compensation of senior management, executives and all other employees the board is charged with determining compensation for, to ONE HUNDRED TIMES the average individual total compensation paid to the remaining non-contract employees of the company. The determination of total compensation should include base pay and salary, performance rewards including restricted, exercised and nonexercised [sic] stock options, healthcare and pension costs and all other discretionary and non-discretionay [sic] awards and bonuses for that year.

Discussion

You have asked our opinion as to (i) whether the Proposal is a proper subject for action by stockholders under Delaware law, and (ii) whether the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law"). For the reasons set forth below, in our opinion, the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law because it would impermissibly infringe on the managerial authority of the Board of Directors of the Company (the "Board") to determine the compensation of certain officers and employees of the Company. In addition, for the reasons set forth below, in our opinion, the Proposal, if adopted and implemented, would impose limitations on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the General Corporation Law.

A. The Proposal Is Not a Proper Subject for Action by Stockholders Under Delaware Law

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides in relevant part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a) of the General Corporation Law, it can only be as "otherwise provided in [the General Corporation Law] or in its certificate of incorporation." Id.; see also Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. In fact, the Certificate of Incorporation provides: "The business of this Corporation shall be managed by its Board of Directors." Thus, under the General Corporation Law, the Board holds the full and exclusive authority to manage the Company.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d. 227, 232 (Del. 2008) ("[I]t is well-established that stockholders of a corporation subject to the DGCL may not directly manage the business and affairs of the corporation."); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The Delaware courts have long recognized this fundamental principle. In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), for example, the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the

> stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie, 123 A.2d 893, the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority:

> So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which

> have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Nor is this, as defendants urge, merely an attempt to do what the parties could do in the absence of such an [a]greement. Certainly the stockholders could agree to a course of persuasion but they cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment.
>
> I am therefore forced to conclude that [the agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law.

Abercrombie, 123 A.2d at 899-900 (citations omitted).

A facet of the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the compensation of officers and employees. See 8 Del. C. § 122(5) (empowering Delaware corporations to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation"); 8 Del. C. § 122(15) (empowering Delaware corporations to offer stock option, incentive, and other compensation plans for directors, officers, and employees); Seinfeld v. Slager, 2012 WL 2501105, at *6 (Del. Ch. June 29, 2012) ("Employment compensation decisions are core functions of a board of directors, and are protected, appropriately, by the business judgment rule."); In re Citigroup Inc. S'holder Deriv. Litig., 964 A.2d 106, 138 (Del. Ch. 2009) ("The directors of a Delaware corporation have the authority and broad discretion to make executive compensation."); Wilderman v. Wilderman, 315 A.2d 610, 614 (Del. Ch. 1974) ("The authority to compensate corporate officers is normally vested in the board of directors" pursuant to Section 122(5).). Delaware courts have consistently upheld the principle that a board of directors has "broad discretion to set executive compensation." White v. Panic, 783 A.2d 543, 553 n.35 (Del. 1991); see also In re Walt Disney Co. Derivative Litig., 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this Court's deference to directors' business judgment is particularly broad in matters of executive compensation."); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (executive compensation is "ordinarily left to the business judgment of a company's board of directors"). This authority includes the power to compensate employees appropriately. Pogostin v. Rice, 1983 WL 17985, at *4 (Del. Ch. Aug. 12, 1983), aff'd, 480 A.2d 619 (Del. 1984) (noting that compensation levels are within the discretion of the board of directors); Zucker v. Andreessen, 2012 WL 2366448, at *8 (Del. Ch. June 21, 2012) ("While the discretion of directors in setting executive compensation is not unlimited, it is the essence of business judgment for a board to determine if a particular individual warrants large amounts of money, whether in the form of current salary or severance provisions.") (internal quotations and citations omitted); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("A corporation, however, may utilize stock options, purchases, and other means ... to pay compensation to its employees. And generally directors have the sole authority to determine compensation levels.").

Absent any provision in the Certificate of Incorporation to the contrary, the Board has the sole discretion to determine the appropriate compensation for its officers and employees in the exercise of its power and authority to manage the business and affairs of the Company.[1] Therefore, it is not permissible under Delaware law for the stockholders to restrict the Board's discretion in exercising its managerial authority to determine the compensation for the Company's officers and employees. Consistent with the foregoing, Lawrence A. Hamermesh, the former Attorney-Fellow for the Office of Chief Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission, has endorsed the view that stockholder proposals which purport to limit the power of a board of directors in matters of executive compensation are impermissible intrusions upon the province of the board. See Lawrence A. Hamermesh, The Shareholder Rights By-law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (Jan./Feb. 1997) ("[A] by-law that purported to preclude the board of directors from adopting certain forms of executive compensation . . . would constitute an impermissible intrusion into the directors' statutory management authority.").[2]

Delaware law does not permit stockholders to deprive directors of the ability to exercise their full managerial power in circumstances where their fiduciary duties would otherwise require them to exercise their judgment. See CA, Inc., 953 A.2d at 239. Yet, that is exactly what the Proposal attempts to do, in that it would intrude upon the Board's discretion with respect to employee compensation and prevent the Board from fixing the compensation of certain officers or employees above an arbitrary threshold, regardless of the Board's good faith business judgment that fixing compensation above that threshold is in the best interests of the Company and all of its stockholders. Therefore, because the Proposal would "have the effect of

---

[1] Indeed, Section 141(h) of the General Corporation Law provides that "[u]nless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors." 8 Del. C. § 141(h). The use of the phrase "[u]nless otherwise restricted by the certificate of incorporation or bylaws" in Section 141(h) demonstrates that had the drafters of the General Corporation Law intended for stockholders of the Company to have the power to restrict the authority of the Board with respect to employee compensation (such as through a stockholder adopted bylaw), the drafters were well aware of how to accomplish that.

[2] See also R. Franklin Balotti and Daniel A. Dreisbach, The Permissible Scope of Shareholder Bylaw Amendments in Delaware, 1 Corporate Governance Advisor 22 (Oct./Nov. 1992) ("Any proposal which mandates a certain action by the board or infringes upon the discretion of the board will likely be held unreasonable..."). We note that Messrs. Balotti and Dreisbach are directors of Richards, Layton & Finger, P.A.

removing from directors in a very substantial way their duty to use their own best judgment" in determining the compensation paid to the officers and employees referenced therein, Abercrombie, 123 A.2d at 899, in our view, the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.[3]

B. The Proposal, If Adopted and Implemented, Would Violate Delaware Law

In addition to not being a proper matter for stockholder action, in our view, the Proposal, if adopted and implemented, would impose a limitation on the Board's authority in violation of Sections 141, 122, 152, 153 and 157 of the General Corporation Law.

As discussed above, under the General Corporation Law, the Board holds the full and exclusive authority to manage the Company. Because the Proposal impermissibly limits the Board's ability to manage the business and affairs of the Company by, among other things, restricting the Board's ability to determine the level of compensation for certain of the Company's officers and employees, the Proposal would violate Section 141(a) of the General Corporation Law. Indeed, the Delaware Supreme Court's decision in Quickturn supports the conclusion that the Proposal would contravene Section 141(a) and, therefore, not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a stockholder rights plan, which, under certain circumstances, would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

---

[3] The limitations that the Proposal would impose on the Board's ability to issue options also raises public policy concerns. As discussed above, under the construct of Delaware corporate law, the Board manages the business and affairs of the Company. In order to carry out its mandate, the Board is granted broad and varied powers. Thus, the Board is granted the power to determine compensation, in the form of cash, stock, options, property and otherwise, so as to be in a position to attract and retain the most qualified employees for the Company. The Board's exercise of these powers, however, is not unfettered. In exercising its managerial authority, the Board is subject to fiduciary duties which require the Board to use its powers in a manner to benefit the Company and its stockholders. Thus, any action of the Board, including the determination of employee compensation, is subject to equitable challenge. To permit the Proposal would allow a stockholder (who owes no fiduciary duties to the Company or the other stockholders) to usurp the Board's authority and dictate the terms of employee compensation. Thus, compensation determinations could be made without the corresponding risk of challenge for breach of fiduciary duty. As a result, the "carefully crafted balance of director power tested against the law of fiduciary duties" would be upset. Frederick H. Alexander and James D. Honaker, Power to the Franchise or the Fiduciaries?: An Analysis of the Limits on Stockholder Activist Bylaws, 33 Del. J. Corp. L. 749, 762 (2008).

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted).

If adopted and implemented, the Proposal would impose a limitation on the Board's authority with respect to compensation of certain of the Company's officers and employees in violation of Section 122 of the General Corporation Law. Section 122(5) of the General Corporation Law provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5). In addition, Section 122(15) of the General Corporation Law authorizes a corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees, and for any or all of the directors, officers and employees of its subsidiaries." 8 Del. C. § 122(15). Because the Proposal purports to restrict the Board's ability to compensate certain officers and employees above an arbitrary threshold, the Proposal would encroach upon the Board's powers under Sections 122(5) and 122(15) of the General Corporation Law.

The Proposal, if adopted and implemented, would also impermissibly infringe on the Board's powers concerning the grant, issuance, sale or other disposition of the Company's stock and stock options under Sections 152, 153 and 157 of the General Corporation Law, as it would restrict the Board's ability to offer stock options on such terms and conditions as the Board may determine appropriate as a component of employee compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, 1985 WL 11549, at *9 (Del. Ch. May 24, 1985) (citing Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949)). See Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 257 (Del. Ch. 1989) (directors are responsible for managing business and affairs of Delaware corporation and, in exercising that responsibility in connection with adoption of employee stock ownership plan, are charged with unyielding fiduciary duty to corporation and its stockholders).

Sections 152, 153 and 157 of the General Corporation Law relating to the issuance of corporate stock and options, together with Section 141(a), underscore the Board's broad (and exclusive) powers and duties in this regard. Thus, Section 157 permits only the board, not the stockholders, to approve the terms of, and the instruments evidencing, rights and options. 8 Del. C. § 157. The various subsections confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. § 157(a). Section 157(b) provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board, not the stockholders. See 8 Del. C. § 157(b). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options ... shall be conclusive." 8 Del. C. § 157(b). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. The Delaware Supreme Court has thus interpreted the provisions of Section 157 literally to mean that only the board of directors may determine the terms and conditions of rights to buy stock. See Grimes v. Alteon Inc., 804 A.2d 256, 262 (Del. 2002) (invalidating a right to buy stock because, among other reasons, the CEO of the corporation rather than its board approved the right at issue). In fact, with the exception of the delegation to officers expressly permitted in Section 157(c), "directors have the exclusive right and duty to control and implement all aspects of the creation and issuance of options and rights." 1 David A. Drexler et al., Delaware Corporation Law and Practice § 17.06, at 17-29 (2009) (emphasis added).

Similarly, Section 152 of the General Corporation Law (along with Sections 141 and 153) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that the consideration payable for "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine.... [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. § 152. Indeed, Section 153 sets forth the only instance where stockholders could have authority with respect to stock issuance matters. Importantly, however, Section 153 requires such authority to be in the corporation's certificate of incorporation: "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). In the case of the Company, the Certificate of Incorporation does not confer any such powers on the stockholders. Collectively, Sections 152, 153 and 157 of the General Corporation Law "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." Grimes, 804 A.2d at 261. Thus, the Proposal, which effectively imposes limits on the Board's ability to grant stock options and restricted stock, would, if implemented, constitute an invalid restriction on the powers of the Board under Sections 152, 153 and 157 of the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that: (i) the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law, and (ii) the Proposal, if adopted and implemented, would violate the General Corporation Law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

JMZ/SN